FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 25, 2016, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through a finance subsidiary, Teva Pharmaceutical Finance Netherlands II B.V. (the “Teva Finance”), the offering of an aggregate of €1,750,000,000 of 0.375% Senior Notes due 2020 (the “2020 Notes”), €1,500,000,000 of 1.125% Senior Notes due 2024 (the “2024 Notes”) and €750,000,000 of 1.625% Senior Notes due 2028 (the “2028 Notes” and, together with the 2020 Notes and the 2024 Notes, the “Notes”). The Notes were issued by Teva Finance and are guaranteed by Teva.

The Notes were issued pursuant to a Senior Indenture, dated as of March 31, 2015 (the “Indenture”), by and among Teva, Teva Finance and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Second Supplemental Senior Indenture, dated as of July 25, 2016, by and among Teva, Teva Finance, the Trustee and The Bank of New York Mellon, London branch, as principal paying agent (the “Second Supplemental Indenture”). Net proceeds to Teva Finance from the offering were approximately €3.96 billion, after deducting the managers’ discounts and estimated offering expenses payable by Teva and Teva Finance. Teva intends to use the net proceeds from this offering towards the cash portion of the purchase price for its previously announced acquisition of Allergan plc’s worldwide generic pharmaceuticals business to pay related fees and expenses, and/or otherwise for general corporate purposes.

The Notes were sold to non-U.S. persons outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the benefit or account of, U.S. persons absent registration or an exemption from registration under the Securities Act.

The relevant terms of the Notes are set forth in the Indenture and the Second Supplemental Indenture. The Indenture was previously filed as Exhibit 4.1 to Teva’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015, and is incorporated herein by reference. The Second Supplemental Indenture, together with the form of the Notes, is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The descriptions of the Indenture, the Second Supplemental Indenture and the Notes in this report are summaries and are qualified in their entirety by the terms of the Indenture, the Second Supplemental Indenture and the Notes, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: July 25, 2016

EXHIBITS

4.1	Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K of Teva Pharmaceutical Industries Limited filed with the SEC on March 31, 2015).

4.2	Second Supplemental Senior Indenture, dated as of July 25, 2016, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V., The Bank of New York Mellon, as trustee and The Bank of New York Mellon, London branch, as principal paying agent, including the form of the Notes.